===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 11-K
                                 ANNUAL REPORT

        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               FOR THE FISCAL YEARS ENDED JUNE 30, 1997 AND 1996

                            ------------------------

                                  THRIFT PLANS
                                       OF
                        CONSOLIDATED NATURAL GAS COMPANY
                                      AND
                         ITS PARTICIPATING SUBSIDIARIES
                            (FULL TITLE OF THE PLAN)

                            ------------------------


                        CONSOLIDATED NATURAL GAS COMPANY
                       (NAME OF ISSUER OF THE SECURITIES)

                                   CNG TOWER

                      PITTSBURGH, PENNSYLVANIA 15222-3199
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

===============================================================================

                THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY
                       AND ITS PARTICIPATING SUBSIDIARIES

                            FORM 11-K ANNUAL REPORT

               FOR THE FISCAL YEARS ENDED JUNE 30, 1997 AND 1996

                                     INDEX

                                                                                                            PAGE
                                                                                                            ----
Report of Independent Accountants.........................................................................1
Financial Statements
Consolidated Statement of Net Assets Available for Benefits with
    Fund Information - June 30, 1997 .....................................................................2
Consolidated Statement of Net Assets Available for Benefits with
    Fund Information - June 30, 1996......................................................................5
Consolidated Statement of Changes in Net Assets Available for Benefits with
    Fund Information - June 30, 1997......................................................................8
Consolidated Statement of Changes in Net Assets Available for Benefits with
    Fund Information - June 30, 1996......................................................................11
Notes to Consolidated Financial Statements................................................................14
Additional Information
    Schedule of Assets Held for Investment Purposes.......................................................Schedule I
    Schedule of Reportable Transactions...................................................................Schedule II

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator and the
Participants of the Thrift Plans of
Consolidated Natural Gas Company and
Its Participating Subsidiaries

In our opinion, the consolidated financial statements as listed in the accompanying index present fairly, in all material respects, the consolidated net assets available for benefits of the Thrift Plans of Consolidated Natural Gas Company and Its Participating Subsidiaries (the "Thrift Plans") at June 30, 1997 and 1996 and the consolidated changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements. The Fund Information in the consolidated statements of net assets available for benefits and the consolidated statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund or thrift trust. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                        PRICE WATERHOUSE LLP

600 Grant Street
Pittsburgh, Pennsylvania
January 12, 1998

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

          CONSOLIDATED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION

                                AT JUNE 30, 1997

                                                          GENERAL AND SHORT-TERM
                                                             THRIFT TRUSTS
                                              -----------------------------------------
                                               Consolidated     Cash
                                               Natural Gas    (General
                                                 Company     Investments
                                                 Common       and Money        Funds
                                               Stock Fund    Market Funds)    Combined
                                              ------------   ------------   -----------
Assets:

   Cash ...................................... $      --     $    53,106    $    53,106

   Consolidated Natural Gas Company
     common stock, at market .................. 1,269,060            --       1,269,060

   Temporary investments, at cost (which
   approximates market value) ................        --      13,503,803     13,503,803

   Loans to participants .....................        --          12,665         12,665

   Interest receivable  ......................        --          66,574         66,574

   Contributions and loan deductions due
   from employers  ...........................        --       1,049,111      1,049,111
                                               ----------    -----------    -----------

                TOTAL ASSETS  ................  1,269,060     14,685,259     15,954,319

Liabilities:

   Accounts payable ..........................        --           3,874          3,874
                                               ----------    -----------    -----------

   Net assets available for benefits  ........ $1,269,060    $14,681,385    $15,950,445
                                               ==========    ===========    ===========

                     The accompanying notes are an integral
                part of these consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

          CONSOLIDATED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION

                               AT JUNE 30, 1997

                                               Alternate and Long-Term Thrift Trusts
-------------------------------------------------------------------------------------------------------------------------------
                        Consolidated                                                     Fixed
                        Natural Gas        Dominion     Diversified                    Investment
                          Company         Resources        Equity         Cash         Stable Value
                        Common Stock     Incorporated       and         (General        and Fixed
                           and CNG         Common       Diversified    Investments     Investment      S&P 500     Small Stock
                         Stock Funds     Stock Fund        Funds          Fund)           Funds        Index Fund       Fund
                        -------------    -----------    -----------    -----------    ------------    ----------    ----------
Assets:
  Cash ................ $         --     $       --     $       --     $ 1,015,908   $         --     $      --     $      --
  Consolidated Natural
   Gas Company common
   stock, at market ...   504,116,988            --             --             --              --            --            --
  Dominion Resources,
   Incorporated common
   stock, at market....           --       3,033,801            --             --              --            --            --
  Common stock, at
   market value .......           --             --      36,711,029            --              --            --            --
  Temporary
   investments, at
   cost (which
   approximates market
   value)..............     4,142,166            --       1,420,716      3,435,000       7,608,107        12,000           --
  Insurance Company
   Contracts, at contract
   value (which approximates
   market value).........         --             --             --             --      277,884,686           --            --
  Registered
   Investment Company
   Holdings, at market....        --             --       3,219,101            --              --     16,885,948    11,532,732
  Common/Collective
   Trusts, at market.....         --             --             --             --              --            --            --
  Loans to
   Participants .......           --             --             --             --              --            --            --
  Dividends and
   interest
   receivable ........         14,845            --          52,424         45,709          37,646         6,026           369
  Receivable from
   sale of common
   stock .............            --             --          61,750            --              --            --            --
  Contributions and
   loan deductions due
   from employers ....            --             --             --          42,285             --            --            --
  Interfund accounts -
   receivable/
   (payable) .........      1,247,310       (332,450)        33,339      1,936,976      (2,570,331)          --            --
                         ------------     ----------    -----------    -----------    ------------   -----------   -----------
  TOTAL ASSETS .......    509,521,309      2,701,351     41,498,359      6,475,878     282,960,108    16,903,974    11,533,101

Liabilities:
  Accounts payable..        1,427,352            --         144,754      2,097,259             --            --            --
                         ------------     ----------    -----------    -----------    ------------   -----------   -----------
  Net assets available
   for benefits.......   $508,093,957     $2,701,351    $41,353,605    $ 4,378,619    $282,960,108   $16,903,974   $11,533,101
                         ============     ==========    ===========    ===========    ============   ===========   ===========

                     The accompanying notes are an integral
                part of these consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

          CONSOLIDATED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION

                               AT JUNE 30, 1997

                                                 Alternate and Long-Term Thrift Trusts
--------------------------------------------------------------------------------------------------------------------
                                                     Conservative   Moderate     Growth                                    Total
                       International   Intermediate    Balanced     Balanced    Balanced   Participants'     Funds        for all
                        Equity Fund     Bond Fund        Fund         Fund        Fund       Loan Fund      Combined       Plans
                        -----------    -----------   ------------  ----------   --------   ------------     ---------   ------------
Assets:
  Cash ................  $       --    $      --   $       --      $    --     $      --     $     --    $  1,015,908   $  1,069,014
  Consolidated Natural
   Gas Company common
   stock, at market....          --           --           --           --            --           --     504,116,988    505,386,048
  Dominion Resources,
   Incorporated common
   stock, at market....          --           --           --           --            --           --       3,033,801      3,033,801
  Common stock, at
   market value........          --           --           --           --            --           --      36,711,029     36,711,029
  Temporary
   investments, at
   cost (which
   approximates market
   value).............           --           --       11,750        5,600            --           --      16,635,339     30,139,142
  Insurance Company
   Contracts, at contract
   value (which approximates
   market value)  ....           --           --           --           --            --           --     277,884,686    277,884,686
  Registered
   Investment Company
   Holdings, at market... 8,715,157    3,105,348           --           --            --           --      43,458,286     43,458,286
  Common/Collective
   Trusts, at market.....        --           --    2,072,703    8,515,599     7,778,819           --      18,367,121     18,367,121
  Loans to
   Participants.......           --           --           --           --            --    9,467,059       9,467,059      9,479,724
  Dividends and
   interest
   receivable ........       13,591        1,427           --           --            --           --         172,037        238,611
  Receivable from
   sale of common
   stock .............           --           --           --           --            --           --          61,750         61,750
  Contributions and
   loan deductions due
   from employers ....           --           --           --           --            --      314,844         357,129      1,406,240
  Interfund accounts -
   receivable/
   (payable) .........           --           --           --           --            --     (314,844)             --             --
                         ----------   ----------   ----------   ----------    ----------   ----------    ------------   ------------
  TOTAL ASSETS .......    8,728,748    3,106,775    2,084,453    8,521,199     7,778,819    9,467,059     911,281,133    927,235,452
Liabilities:
  Accounts payable..             --           --       75,424       69,438        73,124           --       3,887,351      3,891,225
                         ----------   ----------   ----------   ----------    ----------   ----------    ------------   ------------
  Net assets available
   for benefits.......   $8,728,748   $3,106,775   $2,009,029   $8,451,761    $7,705,695   $9,467,059    $907,393,782   $923,344,227
                         ==========   ==========   ==========   ==========    ==========   ==========    ============   ============

                     The accompanying notes are an integral
                part of these consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

          CONSOLIDATED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION

                                AT JUNE 30, 1996

                                                      GENERAL AND SHORT-TERM
                                                           THRIFT TRUSTS
                                             -----------------------------------------
                                               Consolidated     Cash
                                                Natural Gas   (General
                                                 Company     Investments
                                                 Common       and Money       Funds
                                               Stock Fund    Market Funds)   Combined
                                              ------------   ------------   -----------
Assets:
   Cash ...................................... $      --     $   567,090    $   567,090

   Consolidated Natural Gas Company
    common stock, at market ..................  1,620,429            --       1,620,429

   Temporary investments at cost (which
   approximates market value).................        --      13,662,754     13,662,754

   Loans to participants .....................        --          12,665         12,665

   Interest receivable  ......................        --          33,394         33,394

   Contributions and loan deductions due
   from employers  ...........................        --         997,778        997,778
                                                ---------    -----------    -----------

                TOTAL ASSETS  ................  1,620,429     15,273,681     16,894,110

Liabilities:

   Accounts payable ..........................        --         586,326        586,326
                                               ----------    -----------    -----------

   Net assets available for benefits  ........ $1,620,429    $14,687,355    $16,307,784
                                               ==========    ===========    ===========

                     The accompanying notes are an integral
                part of these consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

          CONSOLIDATED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION

                               AT JUNE 30, 1996

                                                     Alternate and Long-Term Thrift Trusts
-------------------------------------------------------------------------------------------------------------------------------
                        Consolidated                                                     Fixed
                        Natural Gas        Dominion     Diversified                    Investment
                          Company         Resources        Equity         Cash         Stable Value
                        Common Stock     Incorporated       and         (General        and Fixed
                           and CNG         Common       Diversified    Investments     Investment      S&P 500     Small Stock
                         Stock Funds     Stock Fund        Funds          Fund)           Funds        Index Fund       Fund
                        -------------    -----------    -----------    -----------    ------------    -----------  -----------
Assets:
  Cash ................  $        --     $       --     $      3,018    $    90,977    $       --      $       --     $       116
  Consolidated Natural
   Gas Company common
   stock, at market ...   541,218,931            --              --             --             --              --             --
  Dominion Resources,
   Incorporated common
   stock, at market....           --       3,825,167             --             --             --              --             --
  Common stock, at
   market value........           --             --       28,849,315            --             --              --             --
  Temporary
   investments, at
   cost (which
   approximates market
   value)..............     1,483,820            --          189,195      4,250,000       8,327,941              8             11
  Insurance Company
   Contracts, at contract
   value (which approximates
   market value)........          --             --              --             --      253,398,283            --             --
  Registered
   Investment Company
   Holdings, at market ..         --             --        2,323,660            --             --        6,196,973      4,748,878
  Common/Collective
   Trusts, at market ...          --             --              --             --             --              --             --
  Loans to
   Participants .......           --             --              --             --             --              --             --
  Dividends and
   interest
   receivable ........      1,756,803            --           63,497         41,312         632,245         34,040          3,037
  Receivable from
   sale of common
   stock .............            --             --           10,030            --             --              --             --
  Contributions and
   loan deductions due
   from employers ....            --             --              --          (2,255)           --              --             --
  Interfund accounts -
   receivable/
   (payable) .........       (216,174)      (241,670)          8,492      2,688,153      (1,898,433)           --             --
                         ------------     ----------     -----------    -----------    ------------    -----------    -----------
  TOTAL ASSETS .......    544,243,380      3,583,497      31,447,207      7,068,187     260,460,036      6,231,021      4,752,042

Liabilities:
  Accounts payable..               40            --          114,446        682,784         400,000         20,307         21,735
                         ------------     ----------     -----------    -----------    ------------    -----------    -----------
  Net assets available
   for benefits......    $544,243,340     $3,583,497     $31,332,761    $ 6,385,403    $260,060,036    $ 6,210,714    $ 4,730,307
                         ============     ==========     ===========    ===========    ============    ===========    ===========

                     The accompanying notes are an integral
                part of these consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

          CONSOLIDATED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION

                               AT JUNE 30, 1996

                                              Alternate and Long-Term Thrift Trusts
--------------------------------------------------------------------------------------------------------------------
                                                      Conservative    Moderate     Growth                                  Total
                       International   Intermediate     Balanced      Balanced    Balanced   Participants'   Funds        for all
                        Equity Fund     Bond Fund         Fund          Fund        Fund       Loan Fund    Combined       Plans
                        -----------    -----------    ------------   ----------   --------   ------------   ---------   -----------
Assets:
  Cash ................  $       --    $      --   $       --     $       --    $       --   $       --   $     94,111  $    661,201
  Consolidated Natural
   Gas Company common
   stock, at market....          --           --           --             --            --           --    541,218,931   542,839,360
  Dominion Resources,
   Incorporated common
   stock, at market....          --           --           --             --            --           --      3,825,167     3,825,167
  Common stock, at
   market value........          --           --           --             --            --           --     28,849,315    28,849,315
  Temporary
   investments, at
   cost (which
   approximates market
   value)..............           8            3           71             26            17           --     14,251,100    27,913,854
  Insurance Company
   Contracts at contract
   value (which approximates
   market value)........         --           --           --             --            --           --    253,398,283   253,398,283
  Registered
   Investment Company
   Holdings, at market... 4,138,949    2,136,556           --             --            --           --     19,545,016    19,545,016
  Common/Collective
   Trusts, at market.....        --           --    1,239,482      4,941,408     3,757,871           --      9,938,761     9,938,761
  Loans to
   Participants........          --           --           --             --            --    9,666,500      9,666,500     9,679,165
  Dividends and
   interest
   receivable ........          390       10,702            5             --            --           --      2,542,031     2,575,425
  Receivable from
   sale of common
   stock .............           --           --           --             --            --           --         10,030        10,030
  Contributions and
   loan deductions due
   from employers ....           --           --           --             --            --      340,368        338,113     1,335,891
  Interfund accounts -
   receivable/
   (payable) .........           --           --           --             --            --     (340,368)            --            --
                         ----------   ----------   ----------     ----------    ----------   ----------   ------------  ------------
  TOTAL ASSETS .......    4,139,347    2,147,261    1,239,558      4,941,434     3,757,888    9,666,500    883,677,358   900,571,468

Liabilities:
  Accounts payable..             21          422            8         20,196        36,783           --      1,296,742     1,883,068
                         ----------   ----------   ----------     ----------    ----------   ----------   ------------  ------------
  Net assets available
   for benefits......    $4,139,326   $2,146,839   $1,239,550     $4,921,238    $3,721,105   $9,666,500   $882,380,616  $898,688,400
                         ==========   ==========   ==========     ==========    ==========   ==========   ============  ============

                     The accompanying notes are an integral
                part of these consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                       FOR BENEFITS WITH FUND INFORMATION

                            YEAR ENDED JUNE 30, 1997

                                                         GENERAL AND SHORT-TERM
                                                              THRIFT TRUSTS
                                                  --------------------------------------
                                                Consolidated      Cash
                                                 Natural Gas    (General
                                                   Company     Investments
                                                   Common       and Money       Funds
                                                  Stock Fund   Market Funds)   Combined
                                                  ----------   -----------   ------------
ADDITIONS
Additions to net assets attributed to:
   Contributions:
      From participating employees  ............. $      --    $14,910,757    $14,910,757
   Dividend income  .............................        --         24,295         24,295
   Interest income  .............................        --        561,867        561,867
   Net appreciation (depreciation) in fair
     value of investments  ......................   (224,799)          --        (224,799)
   Interfund conversions - net  .................        --            --             --
                                                  ----------   -----------    -----------

                   TOTAL ADDITIONS  .............   (224,799)   15,496,919     15,272,120
                                                  ----------   -----------    -----------
DEDUCTIONS
Deductions from net assets attributed to:
   Benefits paid to participants  ...............    126,570    15,502,889     15,629,459
                                                  ----------   -----------    -----------

                   TOTAL DEDUCTIONS  ............    126,570    15,502,889     15,629,459
                                                  ----------   -----------    -----------

   Net increase/(decrease)  .....................   (351,369)       (5,970)      (357,339)

Net assets available for benefits:
   Beginning of year  ...........................  1,620,429    14,687,355     16,307,784
                                                  ----------   -----------    -----------

   End of year  ................................. $1,269,060   $14,681,385    $15,950,445
                                                  ==========   ===========    ===========

                     The accompanying notes are an integral
                part of these consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                            YEAR ENDED JUNE 30, 1997

                                                       Alternate and Long-Term Thrift Trusts
-------------------------------------------------------------------------------------------------------------------------------
                        Consolidated                                                     Fixed
                        Natural Gas        Dominion     Diversified                    Investment
                          Company          Resources      Equity          Cash        Stable Value
                        Common Stock     Incorporated      and          (General       and Fixed
                          and CNG          Common       Diversified    Investments     Investment      S&P 500     Small Stock
                         Stock Funds     Stock Fund        Funds          Fund)          Funds        Index Fund       Fund
                        -------------    -----------    -----------    -----------    ------------    ----------    ----------

ADDITIONS
Additions to net assets
attributed to:
Contributions:
  From participating
   employees ..........  $         --    $        --    $        --    $        --    $         --    $        --   $        --
  From participating
   employers ..........            --             --             --             --              --             --            --
  Other ...............            --             --             --             --              --             --            --
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------
                            9,848,390             --      2,771,496        231,472       6,662,775      2,077,743     2,347,623

Dividend Income:
  Consolidated Natural
   Gas Company
   common stock .......    14,786,430             --         60,382        165,949       3,630,176             --            --
  Other ...............       212,976             --        708,550         12,007              --             --            --
Interest income .......        72,081             --         65,027        295,022      17,456,002             --            --
Net appreciation
 (depreciation) in
 fair value of
 investments ..........    10,001,349       (385,060)     7,511,728             --              --      3,599,978     2,186,816
Interfund
 conversions - net ....   (58,831,768)      (344,630)       387,910      6,672,818      40,012,270      5,572,913     2,476,967
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------
    TOTAL ADDITIONS ...   (23,910,542)      (729,690)    11,505,093      7,377,268      67,761,223     11,250,634     7,011,406
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------

DEDUCTIONS
Deductions from net
 assets attributable to:
Benefits paid to
 participants .........    12,238,841        152,456      1,484,249      9,384,052      44,861,151        557,374       208,612
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------
    TOTAL DEDUCTIONS ..    12,238,841        152,456      1,484,249      9,384,052      44,861,151        557,374       208,612
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------

Net increase/(decrease)   (36,149,383)      (882,146)    10,020,844     (2,006,784)     22,900,072     10,693,260     6,802,794

Net assets available
 for benefits:
   Beginning of year .... 544,243,340      3,583,497     31,332,761      6,385,403     260,060,036      6,210,714     4,730,307
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------
   End of year ......... $508,093,957    $ 2,701,351    $41,353,605    $ 4,378,619    $282,960,108    $16,903,974   $11,533,101
                         ============    ===========    ===========    ===========    ============    ===========   ===========

              The accompanying notes are an integral part of
                 these consolidated financial statements.

             THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                            YEAR ENDED JUNE 30, 1997

                                                 Alternate and Long-Term Thrift Trusts
-----------------------------------------------------------------------------------------------------------------------
                                                      Conservative    Moderate      Growth      Participants'              Total
                        International  Intermediate     Balanced      Balanced     Balanced         Loan        Funds      for all
                         Equity Fund     Bond Fund        Fund          Fund         Fund           Fund     Combined       Plans
                        -------------  ------------   ------------   -----------  ------------  ------------- ---------  -----------
ADDITIONS
Additions to net assets
attributed to:
Contributions:
  From participating
   employees .........   $         --  $        --  $        --   $        --   $        --   $       --  $ 12,313,082  $ 27,223,839
  From participating
   employers .........             --           --           --            --            --           --    16,107,387    16,107,387
  Other ..............             --           --           --            --            --           --     1,234,986     1,234,986
                         ------------  -----------  -----------   -----------   -----------   ----------  ------------  ------------
                            1,816,895      596,501      324,953     1,458,376     1,519,231           --    29,655,455    44,566,212

Dividend Income:
  Consolidated Natural
   Gas Company
   common stock .......            --           --           --            --            --           --    18,642,937    18,667,232
  Other ...............            --           --           --            --            --           --       933,533       933,533
Interest income .......            --           --           --            --            --      848,712    18,736,844    19,298,711
Net appreciation
 (depreciation) in
 fair value of
 investments ..........     1,255,191      255,776      241,579     1,316,454     1,391,670           --    27,375,481    27,150,682
Interfund
 conversions - net ....     1,670,850      357,507      306,926     1,051,637     1,252,228     (585,628)           --            --
                         ------------  -----------  -----------  ------------   -----------  -----------  ------------  ------------
    TOTAL ADDITIONS ...     4,742,936    1,209,784      873,458     3,826,467     4,163,129      263,084    95,344,250   110,616,370
                         ------------  -----------  -----------  ------------   -----------  -----------  ------------  ------------

DEDUCTIONS
Deductions from net
 assets attributable to:
Benefits paid to
 participants .........       153,514      249,848      103,979       295,944       178,539      462,525    70,331,084    85,960,543
                         ------------  -----------  -----------   -----------   -----------  -----------  ------------   -----------
    TOTAL DEDUCTIONS ..       153,514      249,848      103,979       295,944       178,539      462,525    70,331,084    85,960,543
                         ------------  -----------  -----------   -----------   -----------  -----------  ------------   -----------

Net increase/(decrease)     4,589,422      959,936      769,479     3,530,523     3,984,590     (199,441)   25,013,166    24,655,827

Net assets available
 for benefits:
   Beginning of year ..     4,139,326    2,146,839    1,239,550     4,921,238     3,721,105    9,666,500   882,380,616   898,688,400
                         ------------  -----------  -----------   -----------   -----------  -----------  ------------  ------------
   End of year ........  $  8,728,748  $ 3,106,775  $ 2,009,029   $ 8,451,761   $ 7,705,695  $ 9,467,059  $907,393,782  $923,344,227
                         ============  ===========  ===========   ===========   ===========  ===========  ============  ============


                    The accompanying notes are an integral part of
                       these consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                       FOR BENEFITS WITH FUND INFORMATION

                            YEAR ENDED JUNE 30, 1996

                                                       GENERAL AND SHORT-TERM
                                                            THRIFT TRUSTS
                                               ---------------------------------------
                                                Consolidated      Cash
                                                Natural Gas     (General
                                                  Company      Investments
                                                  Common        and Money        Funds
                                                 Stock Fund    Market Funds)   Combined
                                                -----------    ------------   -----------
ADDITIONS
Additions to net assets attributed to:
   Contributions:
      From participating employees  ...........  $       --    $15,493,013    $15,493,013
   Transfer to Long-Term Thrift Trust .........      (1,724)            --         (1,724)
   Dividend income  ...........................          --         36,562         36,562
   Interest income  ...........................          --        587,661        587,661
   Net appreciation (depreciation) in fair
     value of investments......................    (218,717)            --       (218,717)
   Interfund conversions - net  ...............     (10,352)        10,352             --
                                                 ----------    -----------    -----------

                   TOTAL ADDITIONS  ...........    (230,793)    16,127,588     15,896,795
                                                 ----------    -----------    -----------
DEDUCTIONS
Deductions from net assets attributed to:
   Benefits paid to participants  .............     396,641     17,079,697     17,476,338
                                                 ----------    -----------    -----------

                   TOTAL DEDUCTIONS  ..........     396,641     17,079,697     17,476,338
                                                 ----------    -----------    -----------

   Net increase/(decrease)  ...................    (627,434)      (952,109)    (1,579,543)
Net assets available for benefits:
   Beginning of year  .........................   2,247,863     15,639,464     17,887,327
                                                 ----------    -----------    -----------

   End of year  ...............................  $1,620,429    $14,687,355    $16,307,784
                                                 ==========    ===========    ===========

                     The accompanying notes are an integral
                part of these consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                            YEAR ENDED JUNE 30, 1996

                                                  Alternate and Long-Term Thrift Trusts
-------------------------------------------------------------------------------------------------------------------------------
                        Consolidated                                                      Fixed
                        Natural Gas        Dominion     Diversified                     Investment
                          Company          Resources      Equity          Cash         Stable Value
                        Common Stock     Incorporated      and          (General        and Fixed
                          and CNG           Common      Diversified    Investments      Investment       S&P 500     Small Stock
                         Stock Funds      Stock Fund       Funds          Fund)            Funds       Index Fund       Fund
                        -------------    -----------    -----------    -----------     ------------    ----------    -----------

ADDITIONS
Additions to net assets
attributed to:
Contributions:
  From participating
   employees .........    $         --    $        --    $        --    $        --    $         --    $       --    $       --
  From participating
   employers .........              --             --             --             --              --            --            --
  Other ..............              --             --             --             --              --            --            --
                          ------------    -----------    -----------    -----------    ------------    ----------    ----------
                            10,851,519             --      2,366,866        579,456       6,972,380     1,626,775     2,027,569

Transfer from
 General Thrift
 Trust.................          1,724             --             --             --              --            --            --

Dividend Income:
  Consolidated Natural
   Gas Company
   common stock .......     18,037,246             --         38,989        197,814       4,195,801            --            --
  Other ...............        242,103             --        663,415         69,403              --            --            --
Interest income .......            295             --         43,298        281,725      16,206,760         1,015            35
Net appreciation
 (depreciation) in
 fair value of
 investments...........    157,560,625        145,030      6,241,340             --              --       605,279       362,260
Interfund
 conversions - net ....    (65,257,523)    (1,010,993)       376,482     12,791,846      36,009,684     4,105,273     2,432,695
                          ------------    -----------    -----------    -----------    ------------    ----------    ----------
    TOTAL ADDITIONS ...    121,435,989       (865,963)     9,730,390     13,920,244      63,384,625     6,338,342     4,822,559
                          ------------    -----------    -----------    -----------    ------------    ----------    ----------

DEDUCTIONS
Deductions from net
 assets attributable to:
Benefits paid to
 participants .........     26,645,555        375,189      3,273,791     19,241,484      45,701,075       127,628        92,252
                          ------------    -----------    -----------    -----------    ------------    ----------    ----------
    TOTAL DEDUCTIONS ..     26,645,555        375,189      3,273,791     19,241,484      45,701,075       127,628        92,252
                          ------------    -----------    -----------    -----------    ------------    ----------    ----------

Net increase/(decrease)     94,790,434     (1,241,152)     6,456,599     (5,321,240)     17,683,550     6,210,714     4,730,307

Net assets available
 for benefits:
   Beginning of year ..    449,452,906      4,824,649     24,876,162     11,706,643     242,376,486            --            --
                          ------------    -----------    -----------    -----------    ------------    ----------    ----------
   End of year ........   $544,243,340    $ 3,583,497    $31,332,761    $ 6,385,403    $260,060,036    $6,210,714    $4,730,307
                          ============    ===========    ===========    ===========    ============    ==========    ==========

              The accompanying notes are an integral part of
                 these consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                            YEAR ENDED JUNE 30, 1996

                                                      Alternate and Long-Term Thrift Trusts
----------------------------------------------------------------------------------------------------------------------
                                                   Conservative    Moderate       Growth      Participants'                Total
                        International Intermediate   Balanced      Balanced      Balanced         Loan        Funds       for all
                         Equity Fund   Bond Fund       Fund          Fund          Fund           Fund       Combined      Plans
                        ------------ ------------  ------------   -----------   ------------  ------------  ----------  ------------
ADDITIONS
Additions to net assets
attributed to:
Contributions:
  From participating
   employees .........   $        --  $        --   $        --    $       --  $        --    $       --  $ 11,432,810  $ 26,925,823
  From participating
   employers .........            --           --            --            --           --            --    18,012,398    18,012,398
  Other ..............            --           --            --            --           --            --       153,051       153,051
                         -----------  -----------   -----------    ----------  -----------    ----------  ------------   -----------
                           1,521,170      619,697       305,357     1,391,686    1,335,784            --    29,598,259    45,091,272

Transfer from
 General Thrift
 Trust ................           --           --            --            --           --            --         1,724            --
Dividend Income:
  Consolidated Natural
   Gas Company
   common stock .......           --           --            --            --           --            --    22,469,850    22,506,412
  Other ...............           --           --            --            --           --            --       974,921       974,921
Interest income .......           27          114           468           509           38       636,266    17,170,550    17,758,211
Net appreciation
 (depreciation) in
 fair value of
 investments ..........      309,635       29,449        61,829       303,334      222,778            --   165,841,559   165,622,842
Interfund
 conversions - net ....    2,476,819    1,956,732     1,001,314     3,318,194    2,242,707      (443,230)           --            --
                         -----------  -----------   -----------   -----------  -----------   -----------  ------------  ------------
    TOTAL ADDITIONS ...    4,307,651    2,605,992     1,368,968     5,013,723    3,801,307       193,036   236,056,863   251,953,658
                         -----------  -----------   -----------   -----------  -----------   -----------  ------------  ------------

DEDUCTIONS
Deductions from net
 assets attributable to:
Benefits paid to
 participants .........      168,325      459,153       129,418        92,485       80,202       850,002    97,236,559   114,712,897
                         -----------  -----------   -----------   -----------  -----------   -----------  ------------  ------------
    TOTAL DEDUCTIONS ..      168,325      459,153       129,418        92,485       80,202       850,002    97,236,559   114,712,897
                         -----------  -----------   -----------   -----------  -----------   -----------  ------------  ------------

Net increase/(decrease)    4,139,326    2,146,839     1,239,550     4,921,238    3,721,105      (656,966)  138,820,304   137,240,761

Net assets available
 for benefits:
   Beginning of year ..           --           --            --            --           --    10,323,466   743,560,312   761,447,639
                         -----------  -----------   -----------   -----------  -----------   -----------  ------------  ------------
   End of year ........  $ 4,139,326  $ 2,146,839   $ 1,239,550   $ 4,921,238  $ 3,721,105   $ 9,666,500  $882,380,616  $898,688,400
                         ===========  ===========   ===========   ===========  ===========   ===========  ============  ============


                    The accompanying notes are an integral part of
                       these consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            June 30, 1997 and 1996

NOTE 1 - BACKGROUND AND DESCRIPTION OF PLANS:

     All employee and employer contributions are made pursuant to the terms of the Consolidated Natural Gas Company (the "Corporation") Thrift Plans ("Plans") and are held in funds administered by trustees under four declarations of trust, i.e., the Alternate Thrift Trust, the General Thrift Trust, the Long-Term Thrift Trust and the Short-Term Thrift Trust implementing the following Plans:

          1. System Thrift Plan of Consolidated Natural Gas Company and Its Participating Subsidiaries for Employees Who Are Not Represented by a Recognized Union ("System Thrift Plan")

          2. Thrift Plan of The East Ohio Gas Company for Employees Represented by The Natural Gas Workers Union, Local 555, SEIU, AFL-CIO

          3. Thrift Plan of CNG Transmission Corporation and Hope Gas, Inc. for Employees Represented by Allegheny Mountain Gas Workers' Union, Local No. 999, SEIU, AFL-CIO

          4. Thrift Plan of The Peoples Natural Gas Company for Employees Represented by Gas Employees' Union, Local 666, SEIU, AFL-CIO

          5. Thrift Plan of The River Gas Division of The East Ohio Gas Company for Employees Represented by Allegheny Mountain Gas Workers' Union,
     Local 999, SEIU, AFL-CIO

          6. Thrift Plan of Consolidated Natural Gas Service Company Inc., for Employees of the Computer Operations Department Represented by The Natural Gas Workers Union, Local 555, SEIU, AFL-CIO

          7. Thrift Plan of West Ohio Gas Company for Employees Represented by Local Union No. 308-C, The Utility Workers Union of America, AFL-CIO

          8. Thrift Plan of West Ohio Gas Company for Employees Represented by Local Union No. 308, The Utility Workers Union of America, AFL-CIO

          9.  Virginia Natural Gas, Inc. Employee Savings Plan

         10.  Virginia Natural Gas, Inc. Hourly Savings Plan

     Under the Plans, participants may elect to contribute not less than 2% nor more than 16% (15% for participants with thirty or more years of service and participants in the Thrift Plan of The Peoples Natural Gas Company For Employees Represented By Gas Employees' Union) of their earnings each pay period, in multiples of 1%. If the participant elects that his employer make pretax contributions on his behalf, such contributions must be an amount which is not more than 6% (10% for participants in the System Thrift Plan and the Virginia Natural Gas, Inc. Employee Savings Plan and the Virginia Natural Gas, Inc. Hourly Savings Plan "VNG Plans"), in multiples of 1%, of his earnings each pay period subject to applicable Internal Revenue Code limitations.

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the employer's matching contribution portion of their account plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service. The employer's matching contribution, except for the VNG Plans, is based upon the participant's contribution rate and length of service. Under the VNG Plans, the employer's matching contribution is based only on the participant's contribution rate.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                            June 30, 1997 and 1996


         The following description of the Plans provides only general information. Participants should refer to the Thrift Plans' Prospectus and Summary Plan Descriptions for a more complete description of the Plans' provisions.

     The participants in the Plans are eligible employees of Consolidated Natural Gas Company and its participating subsidiaries. Each employee is eligible to participate in his employer's thrift plan on an entirely voluntary basis. Participation by an employee becomes effective immediately upon completion and delivery to the employer of an authorization form furnished by the employer. All union eligible hourly employees of Virginia Natural Gas, Inc. ("VNG") may elect to participate in the Virginia Natural Gas, Inc. Hourly Savings Plan to be effective on the first day of any January, April, July or October after they have attained age eighteen and have been employed for six months. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Alternate Thrift Trust
     ----------------------

     All monies, except for monies attributable to the VNG Plans, received by the Trustees of the Alternate Thrift Trust are invested under any one or more of the following four options in multiples of 25%: (1) Corporation common stock,
(2) units of participation in a Diversified Fund composed of securities other than securities of the Corporation and companies primarily engaged in the natural gas business, (3) the Fixed Investment Fund and (4) the General Investments Fund.

     Under the VNG Plans, all company matching contributions are invested in Corporation common stock. Employee contributions, both after-tax and elected pre-tax, are invested under any one or more of the following two options in multiples of 50%: (1) Corporation common stock and (2) the General Investments Fund.

     The Corporation common stock investment provision of the Alternate Thrift Trust permits the participant to direct the Trustees to purchase shares of Corporation common stock continuously or from cash accumulated in his account. Corporation common stock purchased is registered in the name of the Trustees and credited to the participant's account. Dividends on Corporation common stock registered in the Trustees' name are received and credited to the participant's account and invested in accordance with the Plans. Dividends on DRI common stock registered in the Trustees' name are received and credited to the participant's account and invested in additional shares of Corporation common stock. Except under the VNG Plans, upon written request the participant may purchase all or any portion of Corporation common stock credited to his account at the then current market price and the cash proceeds of any such sale shall be credited by the Trustees to his account.

     Under the Diversified Fund investment provision of the Alternate Thrift Trust, the participant may direct the Trustees to use all or part of the cash credited to his account to purchase units of participation in the Diversified Fund or he may direct them to purchase units continuously. Also, the participant may direct the Trustees to sell any units in his account. The price at which such units are purchased or sold is derived by dividing the month-end market value of net assets of the Diversified Fund by the number of units then credited to all participants' accounts.

     Cash may be deposited in a Fixed Investment Fund which is invested through group annuity contracts with one or more insurance companies. Investments under the contracts mature at various intervals. The interest rates credited monthly to participants' accounts represent a composite of the income earned under the contracts with the insurance companies. The average yield and crediting interest rates for the fiscal years ended June 30, 1997 and 1996 were 6.4% and 6.6%, respectively.

     Cash deposited in the Alternate Thrift Trust which is not invested in the Corporation's common stock, the Diversified Fund, or the Fixed Investment Fund is invested in the General Investments Fund. This fund is invested in authorized securities and savings accounts. The earnings thereon are credited pro rata to participants' accounts at the end of each month.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                            June 30, 1997 and 1996

     In addition, a participant, except for those participating in the VNG Plans, may convert funds from the above mentioned investment options to a loan account for the purpose of making a loan. Loan repayments, including principal and interest, are deposited in the participant's account and invested in accordance with the participant's then current investment direction.

     General Thrift Trust
     --------------------

     All monies received by the Trustees of the General Thrift Trust are invested in the General Investments Fund of the General Thrift Trust and allocated to participants' accounts. All or a portion of such monies, except earnings on contributions made after January 1, 1987, may be used to purchase Corporation common stock based on the direction of the participants. Such stock acquired by the Trustees is registered in the name of the Trustees and credited to the participant's account. Dividends received by the Trustees on such stock are deposited in participants' accounts and are subject to the withdrawal provisions of the General Thrift Trust. Shares purchased prior to January 1, 1982, are registered in the names of participants and are held by the Trustees. Dividends on pre-1982 shares are paid directly to the participant.

     The General Investments Fund is invested in authorized securities and savings accounts. The earnings thereon are credited pro rata to participants' accounts at the end of each month.

     The withdrawal provision of the General Thrift Trust permits the participant to withdraw his contributions and earnings thereon, in cash and/or Corporation common stock, from his account. In addition, a participant may substitute cash for stock equal to the cost of Corporation common stock held for him by the Trustees.

     The VNG Plans do not participate in the General Thrift Trust.

     Long-Term Thrift Trust
     ----------------------

     All monies received by the Trustees of the Long-Term Thrift Trust are invested in units of participation under any one or more of the following ten options in 1% increments: (1) the CNG Stock Fund, (2) the Diversified Equity Fund, (3) the S&P 500 Index Fund, (4) the Small Stock Fund, (5) the International Equity Fund, (6) the Fixed Investment Stable Value Fund,
(7) the Intermediate Bond Fund, (8) the Conservative Balanced Fund,
(9) the Moderate Balanced Fund and (10) the Growth Balanced Fund.

     In addition, a participant may convert funds from the above mentioned investment options to a loan account for the purpose of making a loan. Loan repayments, including principal and interest, are deposited in the participant's account and invested in accordance with the participant's then current investment direction.

     Each of the investment options is valued daily. Participants may transfer funds as often as daily among the investment options. Certain restrictions apply to the amount of funds which can be transferred from the CNG Stock Fund to other investment options.

     The CNG Stock Fund is invested primarily in shares of Corporation common stock. Participants may direct the Trustees to purchase units of participation in the CNG Stock Fund continuously or from funds transferred from other investment options. Dividends on Corporation common stock held in the CNG Stock Fund are invested in additional units of the CNG Stock Fund and credited to participants' accounts.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                            June 30, 1997 and 1996

     The Fixed Investment Stable Value Fund is invested through group annuity contracts with one or more insurance companies and other short-term fixed income securities. Investments under the contracts mature at various intervals. The interest rates credited daily to participants' accounts represent a composite of the income earned under the contracts with the insurance companies and the revenue earned from short-term fixed income securities. The average yield and crediting interest rates for the fiscal year ended June 30, 1997 and 1996 was 6.4% and 6.6%, respectively.

     The Diversified Equity Fund is a commingled fund invested primarily in the common stocks of large U.S. Companies.

     The S&P 500 Index Fund is a fund of a registered investment company that invests proportionately in all or nearly all of the stocks that are included in the Standard & Poor's 500 Stock Index.

     The Small Stock Fund is a fund of a registered investment company that invests in stocks of small to mid-sized U.S. companies.

     The International Equity Fund is a fund of a registered investment company that invests in stocks of large non-U.S. companies.

     The Intermediate Bond Fund is a fund of a registered investment company that invests primarily in fixed income securities of various maturities such as obligations of the U.S. Government, corporate debt securities, mortgage and other asset-backed securities and money-market investments.

     The Conservative Balanced Fund, the Moderate Balanced Fund and the Growth Balanced Fund are common/collective trusts and each is designed to accomplish a specific investment objective. To accomplish this, each fund has a different diversified mix of stock, bond and short-term fixed income investments.

     Short-Term Thrift Trust
     -----------------------

     All monies received by the Trustees of the Short-Term Thrift Trust are invested in units of participation in the Money Market Fund. The Money Market Fund is a common/collective trust invested primarily in U.S. Treasury Bills, U.S. Treasury Notes, corporate notes, commercial paper, floating rate notes and repurchase agreements.

     The withdrawal provision of the Trust permits the participant to withdraw his contributions and earnings thereon in cash from his account.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                            June 30, 1997 and 1996

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES:

     Significant accounting policies used in the preparation of the accompanying consolidated financial statements are described below.

Basis of Accounting

     The accounting records of the Plans are maintained on the accrual basis.

Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Forfeited Accounts

          Forfeited nonvested accounts are used to reduce employer contributions. During the fiscal year ending June 30, 1997, employer contributions were reduced by $432,700 from forfeited accounts.

Investments

     Investments in securities are stated as follows:

          1. Consolidated Natural Gas Company common stock, herein called "Corporation common stock", which is held for the account of individual participants, is stated at quoted market value. Corporation common stock has been purchased for participants on the open market, directly from the Corporation and in certain circumstances shares or fractional shares from terminating employees' Thrift Plan and Employee Stock Ownership Plan accounts and other stockholders. Such shares or fractional shares were allocated among the accounts of participants directing the Trustees to purchase Corporation common stock.

          2. Dominion Resources, Incorporated ("DRI") common stock, which is held for the account of individual participants in the Virginia Natural Gas, Inc. Employee Savings Plan and Virginia Natural Gas, Inc. Hourly Savings Plan, successors to the Virginia Power Employee Savings Plan and Virginia Power Hourly Savings Plan ("Predecessor Plans"), respectively, is stated at quoted market value. The Predecessor Plans were sponsored by Virginia Electric & Power Company, a subsidiary of DRI.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                            June 30, 1997 and 1996

          3. Securities, registered investment company holdings, common/collective trusts and other investments are stated at quoted market value, except for temporary investments which are stated at cost which approximates market value.

          4. The Fixed Investment Fund and Fixed Investment Stable Value
     Fund are stated at contract value. Contract value represents contributions and income earned in the fund, less withdrawals. The fair market value of the contracts approximates the contract value.

     Dividends received on all shares of Corporation common stock held in the Alternate Thrift Trust, except for the VNG Plans, are invested in accordance with the participant's investment direction under the terms of the Plans. However, if any portion of a participant's investment is directed to the purchase of Corporation common stock, all dividends on Corporation common stock are invested in such stock. Under the VNG Plans, all dividends on Corporation common stock are reinvested in such stock. Dividends received on all shares of DRI common stock held in the Alternate Thrift Trust are invested in additional shares of Corporation common stock. Dividends received on all shares of Corporation common stock held in the Long-Term Thrift Trust are reinvested in additional units in the CNG Stock Fund.

     Diversified Fund Units of the Alternate Thrift Trust are prorated to participants on the basis of unit cost calculated at the end of each month. Diversified Equity Fund Units of the Long-Term Thrift Trust are prorated to participants based on the unit value calculated at the end of each day.

     Realized gains and losses on the sale of investments are determined using the average cost method.

     Participants in the System Thrift Plan bear the investment management, marketing, transfer agent and administrative expenses for each investment option under the System Thrift Plan, except the Fixed Investment Stable Value Fund. Administrative expenses of the VNG Plans are borne by the participants. Administrative expenses borne by the participants are insignificant and have been netted against interest income, where applicable. Participating employers bear all other administrative expenses of the Plans and of the General, Alternate, Short-Term and Long-Term Thrift Trusts ("Trusts"). Brokerage and similar charges are included in the participants transaction costs.

     The Trusts are maintained in accordance with the Plans to provide for the custody and investment of employee and employer contributions. They are administered by individual trustees (the "Trustees") who are appointed by and serve at the pleasure of the Corporation for a term of three years. The Trustees are employed by and are officers of various subsidiary companies of the Corporation. The Trustees serve without compensation from the Plans or Trusts.

NOTE 3 - TAX STATUS OF THE PLANS:

     Tax counsel for the Corporation is of the opinion that the Plans, as amended, meet the requirements for qualification under Section 401(a) of the Internal Revenue Code. Determination letters in effect for periods prior to January 1, 1995 (July 2, 1995 for the System Thrift Plan) have been received with respect to all the Plans. Under present Federal income tax law, the Trusts are believed to be exempt from taxation on earnings.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

                             JUNE 30, 1997 AND 1996


NOTE 4 - UNITS OF PARTICIPATION AND RELATED UNIT VALUE:

     The number of units and unit value of funds held by Diversified Equity and Diversified Funds and common/collective trusts are as follows:

                                                                        June 30, 1997                       June 30, 1996
                                                               --------------------------------     -----------------------------
                                                                 Units            Unit Value          Units         Unit Value
                                                               ----------      ----------------     ---------    ----------------
Diversified Equity and Diversified Equity Funds ........         218,937            $182.38          207,676         $150.10

Common/Collective Trusts:
Conservative Balanced Fund ............................          146,688            $ 14.13          100,039         $ 12.39
Moderate Balanced Fund ................................          534,225            $ 15.94          373,215         $ 13.24
Growth Balanced Fund ..................................          460,557            $ 16.89          275,291         $ 13.65

NOTE 5 - PLAN AMENDMENTS:

     The following amendment was made to the Thrift Plan of Consolidated Natural Gas Service Company, Inc. for Employees of the Computer Operations Department Represented by the Natural Gas Workers Union, the Thrift Plan of West Ohio Gas Company for Employees Represented by Local Union No. 308-C and the Thrift Plan of the River Gas Division of The East Ohio Gas Company for Employees Represented by Allegheny Mountain Gas Workers' Union effective August 19, 1995, September 16, 1995 and November 1, 1995, respectively:

     1. Technical changes were made regarding the amount of funds that may be withdrawn in accordance with the Hardship provisions of the Plan and the circumstances which may qualify for a hardship withdrawal.

     The System Thrift Plan was amended effective August 13, 1996 to exclude from participation in the Plan nonresident aliens working outside the United States who are employed by the Corporation.

NOTE 6 - TRANSACTIONS WITH PARTIES-IN-INTEREST:

     Shares of Corporation common stock may be purchased directly from the Corporation or on the open market. During the fiscal years ended June 30, 1997 and 1996, 1,817 and 7,264 shares at a cost of $100,604 and $322,776, respectively, were purchased directly from the Corporation.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

                             JUNE 30, 1997 AND 1996


NOTE 7 - PLAN TERMINATION:

     Although it has not expressed any intent to do so, the Corporation has the right under the Plans to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and any applicable collective bargaining agreements. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 8 - BENEFIT OBLIGATIONS:

     Benefit obligations being processed for distribution to persons who have withdrawn from participation in the Plans are as follows:

                                                                   GENERAL AND                  GENERAL AND
                                                                SHORT-TERM TRUSTS            SHORT-TERM TRUSTS
                                                               ------------------------------------------------
                                                                 JUNE 30, 1997                    JUNE 30, 1996
                                                                 -------------                   --------------
Consolidated Natural Gas Company
  Common Stock Fund ......................................       $       8,891                    $      30,514
Cash (General Investments and
  Money Market Funds) ....................................              40,681                           64,563
                                                                 -------------                    -------------
         Funds Combined ..................................       $      49,572                    $      95,077
                                                                 =============                    =============


                                                                  ALTERNATE AND                 ALTERNATE AND
                                                                LONG-TERM TRUSTS               LONG-TERM TRUSTS
                                                               ------------------------------------------------
                                                                 JUNE 30, 1997                    JUNE 30, 1996
                                                                --------------                   --------------
Consolidated Natural Gas
  Company Common Stock and CNG Stock Funds ...............      $      904,342                   $    2,060,970
Diversified Equity and Diversified Funds .................              18,072                           10,198
Cash (General Investments Fund)  .........................             303,465                          194,241
Fixed Investment Stable Value and
  Fixed Investment Funds .................................             122,707                          188,429
Participants' Loan Fund  .................................               8,857                           84,278
S & P 500 Index Fund .....................................                  60                           18,657
Small Stock Fund .........................................                 557                            5,382
International Equity Fund ................................               1,059                            2,289
Intermediate Bond Fund ...................................                   9                            2,676
Conservative Balanced Fund ...............................                  --                              508
Moderate Balanced Fund ...................................              19,180                               --
Growth Balanced Fund .....................................               1,891                            1,079
                                                                 -------------                   --------------
         Funds Combined ..................................      $   1,380,199                   $    2,568,707
                                                                 =============                   ==============

                                                                   TOTAL FOR                         TOTAL FOR
                                                                   ALL PLANS                         ALL PLANS
                                                               ------------------------------------------------
                                                                 JUNE 30, 1997                    JUNE 30, 1996
                                                                --------------                   --------------
Consolidated Natural Gas
  Company Common Stock and CNG Stock Funds ...............      $      913,233                   $    2,091,484
Diversified Equity and Diversified Funds .................              18,072                           10,198
Cash  ....................................................             344,146                          258,804
Fixed Investment Stable Value and
  Fixed Investment Funds .................................             122,707                          188,429
Participants' Loan Fund  .................................               8,857                           84,278
S & P 500 Index Fund .....................................                  60                           18,657
Small Stock Fund .........................................                 557                            5,382
International Equity Fund ................................               1,059                            2,289
Intermediate Bond Fund ...................................                   9                            2,676
Conservative Balanced Fund ...............................                  --                              508
Moderate Balanced Fund ...................................              19,180                               --
Growth Balanced Fund .....................................               1,891                            1,079
                                                                 -------------                   --------------
         Total for all Plans..............................       $   1,429,771                   $    2,663,784
                                                                 =============                   ==============

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

                             JUNE 30, 1997 AND 1996

NOTE 9 - INVESTMENTS:

     The following investments represent 5% or more of the combined Plans' net assets available for benefits:

                                                                 JUNE 30, 1997                   JUNE 30, 1996
                                                              ------------------               ----------------
Corporation Common Stock Fund  ........................       $      505,386,048             $      542,839,360

Insurance Company Contracts:

    Aetna Life Insurance Company #010463  .............               90,876,701                     79,238,611
    Connecticut General Life Insurance
      Company #16355  .................................               55,477,837                     47,143,910


NOTE 10 - SUBSEQUENT EVENTS:

     The following changes will be made to the Thrift Plan of The East Ohio Gas Company For Employees Represented By The Natural Gas Workers Union effective January 1, 1998:

     1. Funds in the Alternate Thrift Trust will be transferred to the Long-Term Thrift Trust, while funds in the General Thrift Trust will be transferred to the Short-Term Thrift Trust.

     2. The Long-Term Trust will offer ten investment choices, including five stock funds, two fixed income funds and three balanced funds. The Consolidated Natural Gas Company Common Stock Fund and the Fixed Investment Fund will continue to be options but will be redesignated as the CNG Stock Fund and Fixed Investment Stable Value Fund, respectively.

     3. Contributions can be invested in any one or more of the ten investment options in multiples of one percent.

     4. The General Investments Fund under the Alternate Thrift Trust will be eliminated. Participants with balances in this Fund will be required to reinvest such amounts in the investment options available at that time.

     5. Investment options will be valued daily and transfers among options will be permitted daily.

     6. Participants will pay investment management, marketing, transfer agent and administrative expenses for each investment option, except the Fixed Investment Stable Value Fund.

     7. Participants will pay a $25 loan origination fee.

     8. Participants will be able to gradually transfer their balances in the CNG Stock Fund to any of the other available investment options.

     9. Participants will be permitted to contribute up to ten percent of their regular earnings on a pretax basis, subject to applicable Internal Revenue Code limitations.

     The following changes will be made to the Virginia Natural Gas, Inc. Hourly Savings Plan effective January 1, 1998:

     1. The Plan will offer five investment choices, one stock fund, one fixed income fund and three balanced funds. The Consolidated Natural Gas Company Common Stock Fund and the General Investments Fund will continue to be options.

     2. Contributions can be invested in any one or more of the five investment options in multiples of one percent.

     3. Transfer among the investment options will be permitted monthly.

     4. There will be no age or service requirements for participation.

     5. Loans will be permitted under the plan and participants will pay a $25 loan origination fee.

     6. Participants will pay investment management, marketing, transfer agent and administrative expenses for each of the three balanced funds.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                             ADDITIONAL INFORMATION

           SCHEDULE I-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                 JUNE 30, 1997

                                                                                   SHARES, UNITS
                                                  DESCRIPTION                        PRINCIPLE        COST OF          CURRENT
IDENTITY OF ISSUE                                OF INVESTMENT                        AMOUNT           ASSET            VALUE
-----------------                                -------------                        ------        -----------     -------------
GENERAL AND SHORT-TERM THRIFT TRUSTS

Consolidated Natural Gas Company Stock*     Company Common Stock                      23,583        $    389,251     $  1,269,060

Mellon Bank, N.A.*                          EB Temporary Investment Fund           2,843,803           2,843,803        2,843,803

American Express Credit Company             Dated 5/05/97, 5.54%, due 7/02/97        600,000             600,000          600,000
American Express Credit Company             Dated 5/08/97, 5.56%, due 7/07/97        575,000             575,000          575,000
American Express Credit Company             Dated 5/12/97, 5.54%, due 7/09/97        625,000             625,000          625,000
American Express Credit Company             Dated 5/15/97, 5.58%, due 7/02/97        300,000             300,000          300,000
American Express Credit Company             Dated 5/19/97, 5.56%, due 7/11/97        150,000             150,000          150,000
American Express Credit Company             Dated 5/20/97, 5.60%, due 7/16/97        500,000             500,000          500,000
American Express Credit Company             Dated 6/02/97, 5.50%, due 7/02/97        800,000             800,000          800,000
American Express Credit Company             Dated 6/09/97, 5.53%, due 8/12/97        850,000             850,000          850,000
American Express Credit Company             Dated 6/13/97, 5.54%, due 8/15/97        150,000             150,000          150,000
American Express Credit Company             Dated 6/20/97, 5.35%, due 7/02/97      1,050,000           1,050,000        1,050,000
American Express Credit Company             Dated 6/30/97, 5.70%, due 7/30/97        450,000             450,000          450,000
American Express Credit Company             Dated 6/18/97, 5.59%, due 8/18/97        175,000             175,000          175,000
Associates Corp. of North America           Dated 4/18/97, 5.61%, due 7/02/97        500,000             500,000          500,000
Associates Corp. of North America           Dated 4/21/97, 5.58%, due 7/02/97        150,000             150,000          150,000
Associates Corp. of North America           Dated 4/22/97, 5.53%, due 7/03/97        200,000             200,000          200,000
Associates Corp. of North America           Dated 4/25/97, 5.55%, due 7/03/97        175,000             175,000          175,000
Associates Corp. of North America           Dated 4/02/97, 5.56%, due 7/01/97      1,130,000           1,130,000        1,130,000
Associates Corp. of North America           Dated 5/02/97, 5.55%, due 7/02/97        425,000             425,000          425,000
Associates Corp. of North America           Dated 6/26/97, 5.40%, due 7/02/97        400,000             400,000          400,000
Prudential Funding Corporation Notes        Dated 5/31/97, 5.53%, due 7/21/97        380,000             380,000          380,000
Prudential Funding Corporation Notes        Dated 5/30/97, 5.56%, due 7/28/97        575,000             575,000          575,000
Prudential Funding Corporation Notes        Dated 6/05/97, 5.55%, due 8/01/97        200,000             200,000          200,000
Prudential Funding Corporation Notes        Dated 6/06/97, 5.54%, due 8/01/97        300,000             300,000          300,000

Loan Fund                                   Participant Loans, interest 8.5%              --              12,665           12,665

* Party-in-interest

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                             ADDITIONAL INFORMATION

           SCHEDULE I-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  (CONTINUED)

                                 JUNE 30, 1997

                                                                                   SHARES, UNITS
                                                  DESCRIPTION                        PRINCIPLE        COST OF          CURRENT
IDENTITY OF ISSUE                                OF INVESTMENT                        AMOUNT           ASSET            VALUE
-----------------                                -------------                        ------        -----------     -------------
ALTERNATE AND LONG-TERM THRIFT TRUSTS

Consolidated Natural Gas Company Stock*     Company Common Stock                   9,368,004       $ 274,090,593    $ 504,116,988

Dominion Resources, Inc.                    Common Stock                              82,834           2,132,621        3,033,801

Abbott Laboratories                         Common Stock                               2,450             110,518          163,537
Adobe Systems Inc.                          Common Stock                               2,600              86,068           91,164
Air Products & Chemicals, Inc.              Common Stock                               6,000             469,598          487,500
Albertsons Inc.                             Common Stock                               6,000             196,472          219,000
America Online, Inc.                        Common Stock                                 300              14,109           16,688
American Electric Power Co.                 Common Stock                               2,900             119,971          121,620
American Express Co.                        Common Stock                               3,800             133,192          283,100
American International Group Inc.           Common Stock                               2,525             224,823          377,172
Amgen Inc.                                  Common Stock                               2,950             170,486          171,469
Anadarko Petroleum Corp.                    Common Stock                               4,200             194,586          252,000
Atlantic Richfield Co.                      Common Stock                               6,900             439,086          486,450
AT&T Corp.                                  Common Stock                               1,500              59,000           52,595
Autoliv Inc.                                Common Stock                                 104               3,171            4,069
Avery Dennison Corp.                        Common Stock                               4,600             151,159          184,575
Baker Hughes Inc.                           Common Stock                               5,600             184,786          216,653
Bankamerica Corp.                           Common Stock                              12,800             612,900          826,406
BankBoston Corp.                            Common Stock                               2,000             143,632          144,750
Bank of New York Co. Inc.                   Common Stock                               3,200             122,202          139,600
Barnett Banks Inc.                          Common Stock                               3,500              89,660          183,750
Becton Dickinson & Co.                      Common Stock                               4,500             191,890          227,812
Bed Bath & Beyond Inc.                      Common Stock                                 400              11,150           12,150
Bellsouth Corp.                             Common Stock                               3,900             149,851          180,863
Bristol Myers Squibb Co.                    Common Stock                               5,500             192,538          445,500
British Petroleum PLC                       Common Stock                               3,000             214,043          224,625
Cadence Design System Inc.                  Common Stock                               3,800             109,598          127,300
Canadian Pacific LTD.                       Common Stock                               5,700             135,139          162,097
Cardinal Health Inc.                        Common Stock                               3,800             230,202          217,550
Centocor Inc.                               Common Stock                                 700              23,882           21,744
Chase Manhattan Corp.                       Common Stock                               6,300             429,057          611,497
Chevron Corp.                               Common Stock                               3,225             197,278          238,450
Chrysler Corp.                              Common Stock                               5,100             158,749          167,662
Cigna Corp.                                 Common Stock                               4,900             520,156          869,750
Cisco Systems Inc.                          Common Stock                               2,175             110,469          145,997
Citicorp                                    Common Stock                               3,850             412,608          464,168
Coca-Cola Co.                               Common Stock                                 500              16,593           34,000
Coca-Cola Enterprises, Inc.                 Common Stock                               1,605              21,453           36,915
Colgate-Palmolive Co.                       Common Stock                               1,600              71,277          104,400
Columbia / HCA Healthcare Corp.             Common Stock                               3,100             101,128          121,870
Compaq Computer Corp.                       Common Stock                               3,400             195,780          338,300
Computer Associates Int'l, Inc.             Common Stock                               6,300             308,232          350,834
Computer Sciences Corp.                     Common Stock                                 450              34,419           32,456
Conagra Inc.                                Common Stock                               8,800             413,431          564,854
Consolidated Stores Corp.                   Common Stock                                 400              12,770           13,900
Cooper Industries Inc.                      Common Stock                               2,200              83,901          109,450
Costco Companies Inc.                       Common Stock                               6,100             212,133          200,538
CSX Corp.                                   Common Stock                               1,900              93,522          105,450
Dana Corp.                                  Common Stock                               3,500             102,556          133,000

* Party-in-interest

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                             ADDITIONAL INFORMATION

           SCHEDULE I-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 (CONTINUED)

                                 JUNE 30, 1997

                                                                                   SHARES, UNITS
                                                  DESCRIPTION                        PRINCIPLE        COST OF          CURRENT
IDENTITY OF ISSUE                                OF INVESTMENT                        AMOUNT           ASSET            VALUE
-----------------                                -------------                        ------        -----------     -------------
Dayton Hudson Corp.                         Common Stock                               1,900            $ 75,177       $  101,057
Dominion Resources, Inc.                    Common Stock                               7,400             288,566          271,025
Doubletree Corp.                            Common Stock                                 500              20,556           20,562
Dover Corp.                                 Common Stock                               2,200              86,479          135,575
Dresser Industries Inc.                     Common Stock                               5,700             207,544          212,325
Duke Energy Corp.                           Common Stock                               3,300             139,590          158,195
Dupont E I DeNemours & Co.                  Common Stock                              10,400             492,021          653,900
Eastman Kodak Co.                           Common Stock                               2,200             134,447          168,850
Electronic Data Systems Corp.               Common Stock                               2,500             111,294          102,970
El Paso Natural Gas Co.                     Common Stock                               1,300              68,985           71,500
EMC Corp.                                   Common Stock                                 500              17,843           19,500
Entergy Corp.                               Common Stock                               6,500             174,440          178,750
Federal National Mortgage Association       Common Stock                               1,000              26,308           43,625
Ford Motor Co.                              Common Stock                              13,900             501,231          528,200
Fruit of the Loom, Inc.                     Common Stock                               2,900              79,879           89,900
General Electric Co.                        Common Stock                              20,100             584,183        1,306,500
General Mills Inc.                          Common Stock                               6,700             410,934          436,338
General Motors Corp.                        Common Stock                               8,500             451,456          473,875
General Reinsurance Corp.                   Common Stock                               3,500             531,410          637,000
Gillette Co.                                Common Stock                                 350              22,981           33,162
Glaxo Wellcome PLC                          Common Stock                               3,700             122,494          154,708
GTE Corp.                                   Common Stock                              13,300             462,545          583,538
Guidant Corp.                               Common Stock                                 675              25,652           57,375
Halliburton Co.                             Common Stock                               1,700              66,734          134,725
Hartford Financial Services Group, Inc.     Common Stock                               4,800             299,490          397,200
Hasbro Inc.                                 Common Stock                               1,500              36,667           42,562
Healthsouth Corp.                           Common Stock                               9,300             200,321          231,923
Hewlett-Packard Co.                         Common Stock                               9,600             534,884          537,600
HFS Inc.                                    Common Stock                               5,400             330,446          313,200
Hilton Hotels Corp.                         Common Stock                               6,800             184,397          181,050
Home Depot Inc.                             Common Stock                              10,800             510,293          745,200
Honeywell Inc.                              Common Stock                               3,675             268,889          278,841
Host Marriott Corp.                         Common Stock                               3,500              45,583           62,345
Intel Corp.                                 Common Stock                               5,975             563,975          847,333
International Business Machines Corp.       Common Stock                               3,800             255,168          342,950
Johnson & Johnson                           Common Stock                              12,100             411,590          778,937
Kerr-McGee Corp.                            Common Stock                               3,300             202,186          209,138
Kimberly Clark Corp.                        Common Stock                                 850              36,760           42,287
Komag Inc.                                  Common Stock                               2,400              78,080           39,300
Lilly (Eli) & Co.                           Common Stock                               1,100              48,971          120,244
Liz Claiborne Inc.                          Common Stock                               2,600             117,801          121,225
Lowes Companies Inc.                        Common Stock                               6,500             256,300          241,313
Lucent Technologies Inc.                    Common Stock                               3,548             175,647          255,680
Marsh & McLennan Companies Inc.             Common Stock                               8,200             349,152          585,275

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                             ADDITIONAL INFORMATION

           SCHEDULE I-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  (CONTINUED)

                                 JUNE 30, 1997

                                                                                   SHARES, UNITS
                                                  DESCRIPTION                        PRINCIPLE        COST OF          CURRENT
IDENTITY OF ISSUE                                OF INVESTMENT                        AMOUNT           ASSET            VALUE
-----------------                                -------------                        ------        -----------     -------------
McKesson Corp.                              Common Stock                               1,800            $118,611       $  139,500
Medtronic Inc.                              Common Stock                               2,000             134,288          165,000
Merck & Co. Inc.                            Common Stock                              10,550             711,380        1,079,402
Microsoft Corp.                             Common Stock                               6,800             706,294          859,350
Monsanto Co.                                Common Stock                               3,800             152,561          163,639
Morgan Stanley Dean Witter Discover & Co.   Common Stock                              11,400             269,382          490,918
Newbridge Networks Corp.                    Common Stock                               1,000              32,474           43,500
Nextel Communications Inc.                  Common Stock                               1,000              14,500           18,938
Nike Inc.                                   Common Stock                               3,300             185,101          192,638
Nine West Group Inc.                        Common Stock                               4,400             202,638          168,027
Nokia Corp.                                 Common Stock                                 500              17,173           36,875
Norfolk Southern Corp.                      Common Stock                               2,400             202,022          241,800
Northrop Grumman Corp.                      Common Stock                               3,200             236,789          281,002
Ogden Corp.                                 Common Stock                               1,428              31,531           31,059
Olsten Corp.                                Common Stock                               2,500              50,719           48,595
Oracle Corp.                                Common Stock                               3,900             152,956          196,463
Parametric Technology Corp.                 Common Stock                               2,000              84,801           85,126
Pepsico Inc.                                Common Stock                               9,500             351,780          356,849
Perkin Elmer Corp.                          Common Stock                               2,300             161,362          182,995
Petsmart Inc.                               Common Stock                                 400               8,363            4,600
Pfizer Inc.                                 Common Stock                               1,290              56,847           77,077
Philip Morris Companies Inc.                Common Stock                              14,500             363,957          641,625
Phillips Petroleum Co.                      Common Stock                              14,200             478,284          621,250
Pitney Bowes Inc.                           Common Stock                               3,900             158,404          271,050
Praxair Inc.                                Common Stock                               3,800             186,212          212,800
Procter & Gamble Co.                        Common Stock                               5,800             762,743          819,250
Raychem Corp.                               Common Stock                               1,900             134,720          141,313
Sara Lee Corporation                        Common Stock                               1,800              51,099           74,925
SBC Communications Inc.                     Common Stock                               2,600             136,350          160,875
Schering-Plough Corp.                       Common Stock                               5,400             135,530          258,525
Schlumberger Limited                        Common Stock                                 600              67,230           75,000
Sigma-Aldrich Corp.                         Common Stock                               2,000              49,318           70,126
Smithkline Beecham PLC                      Common Stock                               2,800             160,576          256,550
Sterling Communications Inc.                Common Stock                                 900              30,135           29,587
Sun Microsystems Inc.                       Common Stock                               3,400             112,250          126,545
Sundstrand Corp.                            Common Stock                                 700              22,563           37,800
Texaco Inc.                                 Common Stock                               3,400             304,734          369,750
Texas Utilities Co.                         Common Stock                               5,500             217,413          189,409

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                             ADDITIONAL INFORMATION

           SCHEDULE I-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  (CONTINUED)

                                 JUNE 30, 1997

                                                                                   SHARES, UNITS
                                                  DESCRIPTION                        PRINCIPLE        COST OF          CURRENT
IDENTITY OF ISSUE                                OF INVESTMENT                        AMOUNT           ASSET            VALUE
-----------------                                -------------                        ------        -----------     -------------
Tektronix Inc.                              Common Stock                               1,300        $     72,488     $     78,000
Textron Inc.                                Common Stock                               7,300             425,276          484,537
Time Warner Inc.                            Common Stock                               3,500             153,856          168,875
Tyco International Ltd.                     Common Stock                                 500              29,166           34,782
Unicom Corp.                                Common Stock                               6,400             172,308          142,400
Union Electric Co.                          Common Stock                               4,200             157,324          158,290
United Technologies Corp.                   Common Stock                              13,600             857,813        1,128,800
Unocal Corp.                                Common Stock                               9,000             296,954          351,000
UST Inc.                                    Common Stock                               3,500             108,573           97,783
USX - Marathon Group                        Common Stock                               6,400             175,433          184,800
Wal-Mart Stores Inc.                        Common Stock                               6,400             152,917          216,403
Warner-Lambert Co.                          Common Stock                               1,000              76,056          124,250
Whitman Corp.                               Common Stock                               1,800              34,211           43,200
Worldcom Inc.                               Common Stock                               2,200              40,664           70,400
Xerox Corp.                                 Common Stock                               7,300             375,796          575,788

The Chase Manhattan Bank, N.A.              Domestic Liquidity Fund                   16,845              16,845           16,845

Mellon Bank, N.A.*                          EB Temporary Investment Fund          13,183,494          13,183,494       13,183,494

Aetna Life Insurance Company                General Asset/Separate Accounts       90,876,701          90,876,701       90,876,701
Connecticut General Life Insurance Company  General Asset Account                 55,477,837          55,477,837       55,477,837
Continental Assurance Company               Separate Account                      42,379,831          42,379,831       42,379,831
John Hancock Mutual Life Insurance Company  General Asset Account                 39,351,933          39,351,933       39,351,933
Pacific Mutual Life Insurance Company       Separate Account                       4,466,945           4,466,945        4,466,945
Metropolitan Life Insurance Company         Separate Account                      45,331,439          45,331,439       45,331,439

American Express Credit Corporation         Dated 6/17/97, 5.50%, due 7/01/97        800,000             800,000          800,000
American Express Credit Corporation         Dated 6/20/97, 5.35%, due 7/01/97        400,000             400,000          400,000
American Express Credit Corporation         Dated 6/27/97, 5.56%, due 7/01/97      1,000,000           1,000,000        1,000,000
American Express Credit Corporation         Dated 6/09/97, 5.52%, due 7/09/97        560,000             560,000          560,000
American Express Credit Corporation         Dated 6/23/97, 5.53%, due 7/23/97        125,000             125,000          125,000
Associates Corp. of North America           Dated 6/30/97, 5.56%, due 7/30/97        400,000             400,000          400,000
Prudential Funding Corporation              Dated 6/05/97, 5.51%, due 7/07/97        150,000             150,000          150,000

INVESCO Trust Co. Equity Fund               Registered Investment Co. Holdings        85,605           1,761,121        2,741,066
MasterWorks S&P 500 Stock Fund              Registered Investment Co. Holdings       889,202          13,621,037       16,885,948
Pegasus Mid-Cap Opportunity Fund            Registered Investment Co. Holdings       574,339           9,734,045       11,532,732
PIMCO Total Return Fund                     Registered Investment Co. Holdings       295,185           3,057,208        3,105,348
RCM Growth Equity Fund Inc.                 Registered Investment Co. Holdings        68,683             431,373          478,035
T. Rowe Price International Stock Fund      Registered Investment Co. Holdings       564,453           7,465,043        8,715,157



Capital Guardian Conservative Account       Common/Collective Trust                  146,688           1,911,784        2,072,703
Capital Guardian Moderate Account           Common/Collective Trust                  534,225           7,142,684        8,515,599
Capital Guardian Growth Account             Common/Collective Trust                  460,557           6,323,676        7,778,819

Loan Fund                                   Participant Loans, interest 8.5%              --           9,467,059        9,467,059
                                                                                                    ------------     ------------
Total                                                                                               $674,234,486     $924,459,837
                                                                                                    ============     ============

* Party-in-interest

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                             ADDITIONAL INFORMATION

                 SCHEDULE II-SCHEDULE OF REPORTABLE TRANSACTION

                                 JUNE 30, 1997

                                                             NUMBER OF       PURCHASE      SELLING      COST OF       NET
PARTY INVOLVED          DESCRIPTION OF ASSET                TRANSACTIONS       PRICE        PRICE        ASSET     GAIN/(LOSS)
--------------          --------------------                ------------     ---------     -------      -------    -----------
Mellon Bank, N.A.       EB Temporary Investment Fund             511        75,520,595
                                                                 485                      73,441,274   73,441,274      0

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                      THRIFT PLANS OF CONSOLIDATED NATURAL GAS
                                      COMPANY AND ITS PARTICIPATING SUBSIDIARIES

                                               (Name of Plan)

                                      By      Donald W. Borneman
                                         -----------------------------
                                       (DONALD W. BORNEMAN, Trustee)


Dated: January 12, 1998

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 2-77204, 2-97948, 33-40478, 33-44892 and 333-18783)
and Form S-3 (Nos. 33-1040, 33-52585, 33-63931 and 333-10869) of Consolidated
Natural Gas Company of our report dated January 12, 1998, appearing on page 1 of this Form 11-K.

PRICE WATERHOUSE LLP
600 Grant Street
Pittsburgh, PA 15219
January 12, 1998